Exhibit 99.1

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces Pricing of $315 million Senior Secured Second Lien Notes Offering

Toronto: March 17, 2014: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), AuRico Gold Inc. ("AuRico" or the "Company") (TSX: AUQ, NYSE: AUQ) today announces the pricing of its private offering of $315 million aggregate principal amount of Senior Secured Second Lien Notes due 2020 (the “Notes”). The Notes were issued with a coupon of 7.75% and sold at 96.524% of par, and are expected to result in net proceeds to the Company of approximately $297 million, after deducting the initial purchasers’ discounts and estimated offering expenses payable by the Company. The offering is expected to close on or about March 27, 2014. AuRico intends to use the net proceeds of the Notes to repurchase its Convertible Notes due 2016 (the "Convertible Notes") that are tendered to AuRico's offer announced March 6, 2014 to purchase any and all of its Convertible Notes, to fund principal and interest payments on any Convertible Notes that remain outstanding following the offer to purchase, to repay amounts outstanding under its existing senior secured credit facility and for general corporate purposes, which may include funding capital expenditures to support organic growth.

The offer and sale of the Notes will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

All amounts above are in U.S. dollars, unless otherwise indicated.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Anne Day
Vice President, Investor Relations & Communications
AuRico Gold Inc.
1-647-260-8880

Forward-Looking Information

This press release may contain “forward looking” statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, information as to strategy, plans or future financial or operating performance, such as our growth plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, mining or milling projections, projected exploration results, resource and reserve estimates and other statements that express management’s expectations or estimates of future performance. All statements in this press release that address events or developments we expect to occur, are “forward-looking statements.” Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential,” “target,” “plan,” “scheduled,” “forecast,” “budget” and similar expressions or their negative connotations, or that events or conditions “will,” “would,” “may,” “could,” “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of our management as of the date such statements are made. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: uncertainty of production and cost estimates; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the uncertainty of replacing depleted reserves and the possible recalculation or reduction of reserves and resources; the risk that the Young-Davidson and El Chanate mines may not perform as planned; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which we may carry on business in the future; risks of obtaining necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for our operations and projects, including the Kemess Underground Project; contests over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal or ejido title claims; compliance risks with respect to current and future environmental laws and regulations; disruptions affecting operations; business opportunities that may be pursued by the Company; employee relations; availability of and increased costs associated with mining inputs and labor; uncertainty with the Company's ability to secure capital to execute its business plans; volatility of the Company’s share price; any decision to declare or suspend a quarterly dividend; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; risks arising from the absence of hedging; adequacy of internal control over financial reporting; changes in our credit rating; and the impact of inflation.

TSX: AUQ / NYSE: AUQ

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as other risks, uncertainties and other factors.
Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these and the foregoing cautionary statements.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. You should not place undue reliance on forward-looking statements. We expressly disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Except as required by law, we undertake no obligation to publicly update or supplement forward looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see “Risks Factors” in the Company’s Annual Information Form for the year ended December 31, 2013, incorporated by reference into the Company’s Annual Report on Form 40-F for the year ended December 31, 2013.

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